For immediate release	Exhibit No. 99.1

FAIRMONT REALIZES $109 MILLION GAIN ON SALE
OF THE FAIRMONT ORCHID, HAWAII
- Continues to Manage Resort under Long-term Management Contract -

TORONTO, December 23, 2005 -Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that it has sold The Fairmont Orchid, Hawaii to Westbrook Partners (“Westbrook”) for $250 million. The resort will continue to be known as The Fairmont Orchid, Hawaii and will be managed by Fairmont under a long-term management contract.

In December 2002, the Company purchased The Fairmont Orchid for $140 million. With the completion of this sale, Fairmont will realize a pre-tax gain of approximately $109 million. Fairmont is considering a number of alternatives for the sale proceeds, which it expects to reinvest in other hotel assets.

“This is an attractive time to capitalize on our success with The Fairmont Orchid, Hawaii. In the three years that we have owned this resort, it has enjoyed solid growth in operating performance as a result of our experience in luxury resort management and Fairmont’s strong brand presence in the California market,” commented William R. Fatt, Chief Executive Officer of FHR. “Importantly, this sale is another example of the underlying value of many of Fairmont’s world-class assets. In addition, it supports our strategy of acquiring attractive assets, realizing the value created through improved performance and then redeploying the capital to continue growing the Company.”

Added Mr. Fatt, “We have been in discussions with Westbrook for some time regarding the sale of this property and are pleased to have the opportunity to work with such a well-respected hotel investor. Westbrook’s breadth of experience in real estate investing, specifically within the lodging industry, makes it an ideal partner as we seek to grow the Fairmont brand.”

Paul D. Kazilionis, Managing Principal and Chief Executive Officer, commented, “We are pleased to add this luxury resort in a high barrier-to-entry destination to our portfolio and we look forward to partnering with Fairmont to further build on the reputation of The Fairmont Orchid, Hawaii. In addition, our significant experience with residential development on the Big Island of Hawaii allows us to explore creative ways to maximize value at this property.” Continued Mr. Kazilionis, “We hope this partnership is the first of many opportunities to expand our relationship with Fairmont as we seek future hotel acquisitions that Fairmont could manage.”

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About Westbrook Partners
Westbrook Partners is a fully integrated real estate investment management company with offices in New York, San Francisco, London, Paris and Tokyo. Westbrook’s professionals have a long-standing track record of investing that encompasses seven real estate funds spanning over 14 years. Through these funds, the Westbrook professionals have invested more than $5 billion of equity in $25 billion of real estate transactions on behalf of public and corporate pension funds, endowments, foundations, financial institutions and other private equity investors. These transactions consist of more than 200 investments involving over 2,700 individual assets worldwide.

Investors:	Media:
Emma Thompson	Lori Holland
Executive Director Investor Relations	Director Public Relations
Tel: 416.874.2485	Tel: 212.715.7098
Email: investor@fairmont.com	Email: lori.holland@fairmont.com
Website: www.fairmontinvestor.com	Website: www.fairmont.com